

November 4, 2014

Via E-mail
David A. Garrison
Chief Financial Officer, Treasurer and Secretary
Tecogen Inc.
45 First Avenue
Waltham, MA 02451

> **Re:** **Tecogen Inc.**
> **Registration Statement on Form S-3**
> **Filed October 28, 2014**
> **File No. 333-199634**

Dear Mr. Garrison:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee Table

1. We note your disclosure in note (1) that the registration statement covers "such an indeterminate amount of common stock (*with accompanying purchase rights*, if any) . . ." [and] such an indeterminate amount of warrants, representing *rights to purchase* common stock . . . ." [emphasis added]. It is unclear if you are registering the offering of rights as a separate security in the fee table. Please revise accordingly or explain why you do not believe this is appropriate. If you are registering the offering of rights, please have counsel file an updated legality opinion covering the rights. For guidance, please refer to Question 116.16 of the Compliance and Disclosure Interpretations on Securities Act Forms available on the Commission's web site.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

David A. Garrison
Tecogen Inc.
November 4, 2014
Page 2

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Edwin L. Miller (*via e-mail*)
        Sullivan & Worcester LLP